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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2017
REGISTRATIONS BRANCH
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 Grant Line Road
(No. and Street)

New Albany	IN	47150
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Peoples — 812 945 9888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co. PLLC
(Name – *if individual, state last, first, middle name*)

301 East Elm Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Timothy E Peoples, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Investment Corp, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lila M Jackson
Notary Public Seal State of Indiana
Floyd County
My Commission Expires 05/21/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

• Certified Public Accountants
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p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Equity Investment Corporation

We have audited the accompanying statement of financial condition of American Equity Investment Corporation as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of American Equity Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplemental information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 23, 2017

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Table of Contents

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2016

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	68,194
Commissions receivable		40,960
Agent receivables		378
Prepaid insurance		736
Prepaid CRD account		280
Total assets	$	110,548
LIABILITES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	32,297
Accrued and withheld payroll taxes		4,609
Total liabilities		36,906
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		11,000
Retained Earnings		62,642
Total stockholder's equity		73,642
Total liabilities and stockholder's equity	$	110,548

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock Issued and Outstanding							
	Shares		Amount		Retained Earnings		Total
Balances at December 31, 2015	100	$	11,000	$	68,696	$	79,696
Net Income	-		-		56,946	$	56,946
Distribution to stockholder	-		-		(63,000)		(63,000)
Balances at December 31, 2016	$ 100	$	11,000	$	62,642	$	73,642

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2016

Revenues	
Commissions	$ 905,627
Other income	19,866
Interest	116
Total revenues	$ 925,609
Expenses	
Commissions	728,096
Salaries	86,398
Rent	15,600
Professional services	8,245
Payroll taxes	8,056
Dues and subscriptions	4,401
Licensing fees	2,980
Website design	2,623
Retirement contribution	2,595
Insurance	2,575
Office supplies	2,151
Miscellaneous	1,573
Telephone expense	1,363
Utilities	1,253
Postage	304
Contribution	250
Advertising	200
Total expenses	868,663
Net income	$ 56,946

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities	
Cash received from customers	$ 952,914
Cash paid for services and supplies	(889,616)
Interest received	116
Net cash flows from operating activities	63,414
Cash Flows From Financing Activities	
Distributions to stockholder	(63,000)
Net cash flows from financing activities	(63,000)
Net change in cash and cash equivalents	414
Cash and cash equivalents at the beginning of the year	67,780
Cash and cash equivalents at the end of the year	$ 68,194

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows (Continued)
Year Ended December 31, 2016

Reconciliation of net income to net cash flows from operating activities

Net income	$ 56,946
Adjustments to reconcile net income to net cash flows from operating activities:	
Decrease (increase) in assets:	
Commissions receivable	26,710
Prepaid insurance	109
Agent receivables	711
Prepaid CRD account	1,351
Increase (decrease) in liabilities:	
Accounts payable	(22,783)
Accrued and withheld payroll taxes	370
Net cash flows from operating activities	$ 63,414

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2016

NOTE 1 – SUMMARY OF SIGNIGICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2013 through 2016 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $200 for the year ending December 31, 2016.

Date of Management's Review – Management has evaluated events and transactions through the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company maintains a checking account balance to meet this requirement. The balance in the checking account is $37,955 at December 31, 2016, CD account balance is $30,239 at December 31, 2016. Total cash as of December 31, 2016 is $68,194.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,600 for 2016. The Company also paid the stockholder commissions of $2,476 for 2016.

NOTE 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $2,595 for the year ended December 31, 2016.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net capital		
Total stockholder equity	$	73,642
Agent receivables		(378)
Prepaid insurance		(736)
12b1 fees		(5,512)
Group annuity		(57)
Prepaid CRD account		(280)
Net capital	$	66,679
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		32,297
Other current liabilties		4,609
Total aggreagate indebtedness	$	36,906
Computation of basic net capital requirement		
Minimum net capital requirėd	$	5,000
Excess net capital	$	61,679
Excess net capital at 1000%	$	60,679
Percentage of aggregate indebtedness to net capital		55%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2015)		
Net capital, as reported in company's part II (Unaudited) FOCUS report	$	67,793
Effect of audit adjustments on accounts included in the net capital calculation		(1,114)
Net capital per above	$	66,679

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION

Schedule II - Reconciliation of Audited and Unaudited Net Capital

December 31, 2015

Capital (unaudited) December 31, 2016	$	72,528
Addition of agent receivables and prepaid insurance		1,114
Addition of accounts payable		-
Capital (audited) December 31, 2016	$	73,642
Non-allowable assets:		
Agent receivable	$	(378)
Prepaid insurance		(736)
12b1 fees		(5,512)
Group annuity		(57)
Prepaid CRD account		(280)
Net capital	$	66,679

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Equity Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. American Equity Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about American Equity Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 23, 2017

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
American Equity Investment Corporation
New Albany, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by American Equity Investment Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Equity Investment Corporation's compliance with the applicable instructions of Form SIPC-7. American Equity Investment Corporation's management is responsible for American Equity Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) There was no overpayment applied to the current assessment from the Form SIPC-7 on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 23, 2017